UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: July 11, 2022	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan ---------------------------------------------------- (Signature) Andi Setiawan VP Investor Relation

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to appointment of Mr. Edi Witjara (Director Enterprise & Business Service) as President Director of PT Industri Telekomunikasi Indonesia (Persero) effective as of July 8, 2022.

No. Tel.82/LP 000/DCI-M0200000/2022

Jakarta, July 11 2022

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re: The Information about Appointment of Mr. Edi Witjara as President Director of Perusahaan Perseroan (Persero) PT Industri Telekomunikasi Indonesia

To whom it may concern,

In compliance with Indonesian Financial Services Authority (Otoritas Jasa Keuangan) (“OJK”) Regulation No: 31 /POJK.04/2015 concerning Disclosure of Material Information or Facts by Issuers or Public Companies we hereby convey the Material Information or Facts as follow:

1.	In accordance with the Decree of Minister of State-Owned Enterprise (Decree of MSOEs) No: 143/MBU/07/2022 concerning the Dismissal and Appointment of the President Director of Perusahaan Perseroan (Persero) PT Industri Telekomunikasi Indonesia dated July 8, 2022, that Mr. Edi Witjara, Director Enterprise & Business Service of PT Telkom, was appointed as President Director of Perusahaan Perseroan (Persero) PT Industri Telekomunikasi Indonesia effective from July 8, 2022.

2.	Based on the Decree of MSOEs at point 1 and The Company Articles of Association and applicable regulations in the Company, The Board of Commissioner has appointed Mrs. FM Venusiana R. to carry out duties as Director Enterprise & Business Service, in addition to her position as Director of Consumer Service.

Thank you for your attention.

Yours faithfully,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relation

cc:

1.	Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);
2.	Indonesia Stock Exchange through IDXnet;
3.	Telkom’s Trustee PT Bank Tabungan Negara (Persero) Tbk; and
4.	Telkom’s Trustee PT Bank Permata Tbk.